Onfolio Holdings Inc.

May 13, 2022

Office of Financial Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Kyle Wiley, Staff Attorney
Jeff Kauten, Staff Attorney

Re:	Onfolio Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 26, 2022
`	File No. 333-264191

Dear Staff Members:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Onfolio Holdings Inc. (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated May 10, 2022 regarding the Company’s Form S-1/A filed April 26, 2022. Your comments and the Company’s responses are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Company’s Form S-1/A2 filed with the Commission concurrently with this letter.

Form S-1/A filed April 26, 2022

Financial Statements

Consolidated Statements of Operations, page F-4

1.
Please revise to state separately the cost of products sold and cost of services for the periods presented pursuant to Rule 5-03(b)(2) of Regulation S-X.

Response: We have revised our disclosures accordingly.

Office of Financial Technology
Division of Corporation Finance
United States Securities and Exchange Commission
May 13, 2022

Note 2 - Summary of Significant Accounting Policies, page F-7

2.
Please expand the accounting policy disclosure to include your accounting policy for cost of product revenues and cost of services.

Response: We have revised our disclosures in Note 2 accordingly.

Sincerely,

/s/Dominic Wells
Dominic Wells,
Chief Executive Officer,
Onfolio Holdings Inc.

cc:	David M. Bovi, P.A.
EF Hutton, division of Benchmark Investments, LLC
Carmel, Milazzo & Feil LLP
BF Borgers CPA PC